UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 06, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press Release

Paris, 2 June 2023

Orange Belgium completes the acquisition of a 75% stake minus 1 share in telco operator VOO SA

Orange announces today that Orange Belgium has completed its acquisition of a controlling stake in telco operator, VOO SA. The closing of this deal will give Orange Belgium a 75% stake minus 1 share in VOO SA, with the remaining 25% plus one share retained by Nethys.

This transaction values VOO at an enterprise value of €1.8 billion for 100% of the capital. Orange Belgium will finance this transaction through an intra-Group loan.

Xavier Pichon, CEO of Orange Belgium, comments: "For decades, we developed our telecom skills and pioneering spirit to challenge the market, but as from today, we have the industrial power, tech means and commercial scale to accelerate and Lead the Future of the Belgian telco market in the interest of all consumers, employees and society in general."

Mari-Noëlle Jégo-Laveissière, CEO Orange Europe, commented: "Today’s closing of our acquisition of VOO marks an important milestone - emboldening our convergence ambitions in Belgium. Convergence in Europe has proven to be key to our leadership in Europe and demonstrates how Orange’s new strategy, Lead the Future, will continue to meet the digital needs that our customers in Europe demand".

About Orange

Orange is one of the world’s leading telecommunications operators with revenues of 43.5 billion euros in 2022 and 136,000 employees worldwide at 31 March 2023, including 74,000 employees in France. The Group has a total customer base of 288 million customers worldwide at 31 March 2023, including 243 million mobile customers and 24 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business. In February 2023, the Group presented its strategic plan "Lead the Future", built on a new business model and guided by responsibility and efficiency. "Lead the Future" capitalizes on network excellence to reinforce Orange's leadership in service quality.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com and the Orange News app or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts

Tom Wright; Orange group; tom.wright@orange.com; +33 6 78 91 35 11

Vanessa Clarke; Orange group; vanessa.clarke@orange.com; +44 7818 848 848

Annelore Marynissen; Orange Belgium; annelore.marynissen@orange.com; +32 (0)479 016 058

Sven Adams; Orange Belgium; sven.adams@orange.com; +32 (0)486 36 47 22

ORANGE

Date: June 06, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations